EXHIBIT 99.1

Re:    Update: Motion to suspend Private Placement

Ramat Gan, Israel - June 6, 2018 - Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to the Company’s previous report, the Company hereby provides notification that in the hearing held today, June 6, 2018, at the Tel Aviv Court, the court decided to lift its decision to delay the private placement and granted the Company approval to execute it. In addition, the court granted the special managers of Eurocom Communications authorization to make an investment in the placement, without the need for a general meeting of the Company, all in accordance with the terms of the placement.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.